Mail Stop 3561

October 31, 2006

Shu-Heng Wang
Principal Executive Officer
Gold Rock Resources, Inc.
C/o Corporation Trust Company of Nevada
6100 Neil Road, Suite 500
Reno, Nevada 89511

> **Re:** **Gold Rock Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed October 13, 2006**
> **File No. 333-135891**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Our Offering, page 5

Our Business, page 5

1. We note your response to comment 3 in our letter dated August 16, 2006. It appears that your added disclosure contains duplicative statements that make the language more difficult to read. For example, you state "A cell is an area which appears electronically on the British Columbia Internet Minerals Titles Online Grid…" and "The online grid is the geographical basis for the cell" twice in the paragraph. Please revise to remove the duplicative disclosure. Further, as defined terms are inappropriate in the forepart of the prospectus, please define "Crown."

Business, page 17

2. We note your inclusion of a glossary in response to comment 8 in our letter dated August 16, 2006. As requested in the comment, please revise to define all technical or industry-specific terms the first time they appear, so that they are easily understandable to one not familiar with your industry. In this regard, please remove the glossary and revise your disclosure accordingly.

Regulations, page 28

3. We note your response to comment 9 in our letter dated August 16, 2006. It appears that you have revised your disclosure to remove the reference to the Canadian Mineral Tenure Act Regulation. Further, it appears that the bulleted disclosure that previously described rules under the Canadian Mineral Tenure Act Regulation are now attributed to the British Columbia Mineral Exploration Code. Please explain your revisions. For example, are you no longer subject to the Canadian Mineral Tenure Act Regulation?

Management's Discussion and Analysis or Plan of Operation, page 29

Plan of Operation, page 29

4. We note your response to comment 10 in our letter dated August 16, 2006, where you included milestones that you intend to accomplish in the next 210 days, or approximately seven months. On page 10, you state that you have allocated a wide range of money for exploration and that if you discover significant quantities of mineral, you "[w]ill begin technical and economic feasibility studies" to determine if you have reserves. Please expand your milestones section to discuss this aspect of your exploration program. If, however, the technical and economic feasibility studies will be performed by the consultant described in the first milestone, and the costs of these studies are reflected in the $5,000 to $15,000 fees disclosed, then please indicate this in the filing.

5. We note your response to comment 11 in our letter dated August 16, 2006, where you added, "We need $70,000 to remain operational during the next twelve months and to complete exploration of the property." In this regard, we note that should you raise the minimum in the offering, you will receive net proceeds of $70,000. Your use of proceeds table, however, does not appear to cover the costs for technical and economic feasibility studies, which appear to be a part of your exploration program. Accordingly, if the technical and economic feasibility studies are part of your exploration program, and are not a part of the consulting fees, it would appear that you may need to raise additional funds to complete your exploration program, should you raise only the minimum in the offering. Please revise or explain.

Financial Statements, page 40

Balance Sheet, page F-1

6. You have omitted the balances for the deficit accumulated during the exploration stage line item for both periods, and your balance sheet does not balance. Please revise accordingly.

Notes to Financial Statements, page F-4

2. Summary of Significant Accounting Policies, page F-4

k. Recent Accounting Pronouncements, page F-6

7. Please be advised that you were required to adopt SFAS 154 and SFAS 123(R). Please revise.

Undertakings, page 52

8. We note that in response to comment 15 in our letter dated August 16, 2006, you included several undertakings that do not apply to your offering. For example, we note your inclusion of undertakings related to underwritten offerings. Please revise to include only those undertakings that are applicable to your offering.

Exhibit 23.1

9. We note your response to comment 16 in our letter dated August 16, 2006. It does not appear that your independent registered public accounting firm revised its consent to reference the period from March 14, 2006 (date of inception) to April 30, 2006 rather than the year ended April 30, 2006. Therefore, we reissue our previous comment.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or William Thompson, Associate Chief Accountant, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Conrad C. Lysiak, Esq.
       Fax: (509) 747-1770